Filed by Arris Group, Inc. (SEC File No. 000-31254)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Pace plc
Date: June 12, 2015

To: ARRIS employees

From: Bob Stanzione

Next steps with the Pace acquisition – and more

We are moving forward with our proposed acquisition of Pace. We recently filed for anti-trust clearance from the US Department of Justice, and we have also made the required anti-trust filings in Germany and South Africa, and expect to make the filings in Brazil, Colombia, and Portugal in the next few weeks. The next key filing is with the US Securities and Exchange Commission, which we expect to make in mid-to-late June.

Teams across the Company are working to meet filing requirements and track to full approval and closing in late 2015. In addition, we will begin initial planning discussions with Pace in late June. Although there are few areas we can discuss so early in this process, we are laying the groundwork so we can move swiftly and without disruption to our customers and employees when the deal is closed.

Once the Pace acquisition closes, ARRIS will form a new entity that will be incorporated in the UK and operate globally under the ARRIS brand name. As a result, all outstanding shares of ARRIS stock (whether held by employees or non-employees) will be converted into shares of the new ARRIS stock on a one-for-one basis. Based on US tax laws, this conversion of shares will be taxable.

The impact of the conversion will vary based on each employee’s and shareholder’s holdings, and we will provide you with the information you need to prepare. Vicki Brewster and the Human Resources and Legal teams are developing materials to help you understand general tax obligations related to the Pace acquisition. Watch for these materials by email in the coming weeks.

We’re going to postpone our next town hall until August, after Q2 earnings. At that time, we will be better positioned to provide further updates on the Pace acquisition approval and what to expect as we approach the close of the transaction.

Industry change continues

Outside ARRIS, merger news continues. Charter has announced its intent to acquire Time Warner, in addition to its bid for Bright House Networks. Altice has announced its intent to purchase a 70 percent stake in Suddenlink. AT&T and DIRECTV await regulatory approval of their proposed merger. Verizon recently announced it will acquire AOL to boost its focus on mobile platforms and digital advertising. Additionally, we are seeing consolidation among our supply base with the recent announcements of Broadcom and Altera being acquired by Avago and Intel, respectively.

As our customers pursue these transactions, we expect a pause in investment, but there is no delay in our service to them. Both Comcast and Time Warner continued to run their businesses separately, and both posted strong financial results in Q1. Although the merger was not realized, we never lost a step in helping them reach their business goals.

As we know, one thing is certain in our industry: change. We have to keep our focus on our business goals, regardless of the changes outside ARRIS. In times of change, we take the position of trusted advisor. I appreciate the added focus you’ve given to our customers as they transform their businesses.

In other headlines, you may have seen that Zoom Telephonics plans to license the Motorola brand on its products in 2016. It has always been our plan to transition our SURFboard retail products to the ARRIS brand by the end of 2015. We have been building awareness of the ARRIS brand to make the transition seamless for our Retail partners. You’ll soon hear more about new ARRIS products to be available at retail in the US, including an innovative suite of Wi-Fi routers with advanced technology features.

Twenty-five years ago, on June 1, 1990, a small team of General Instrument engineers in San Diego built the first working prototype of a digital high-definition television system. I am proud to say that some of those same engineers still work at ARRIS. The team in San Diego celebrated the Silver Anniversary of Digital TV and showcased the innovation for which we’re known. Congratulations to the team, and thank you for keeping that pioneering spirit alive and well today.

Finally, I am very pleased to report that Fortune just released its annual list of the largest US businesses – the Fortune 500 – and this year ARRIS made the list for the first time, debuting at #492 (up from #644). In addition, ARRIS is included In Fortune’s “Hottest companies on the Fortune 500,” rising more spots in the last year than the rest.

You are the reason for this recognition, and I thank you for all you continue to do to make ARRIS successful.

Bob

No Offer or Solicitation

This communication is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

It is expected that the shares of New ARRIS to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the combination, New ARRIS will file with the SEC a registration statement on Form S-4 that will contain a prospectus of New ARRIS as w ell as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Form S-4/Proxy Statement.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTA NT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’s and New ARRIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov, at ARRIS’s website at http://ir.arris.com . Security holders and other interested parties will also be able to obtain, without charge, a copy of the Form S-4/Proxy Statement and other relevant documents (when available) by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Solicitation

ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed. Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts.